99.2 Contract for Up & Down services

                                    AGREEMENT

          The undersigned parties as of January 20, 2004 enter into an agreement for advertising on a television monitor in the elevator of 750 Medical Center Court, Chula Vista, CA.

          Community Medical Pharmacy would provide one half to one minute of advertising copy encouraging patients coming from the doctor' offices to bring their prescriptions into the convenient, first floor Community Medical Pharmacy. Pictures could be added to visually stimulate the potential customer/patient interest. This ad would be run several times in a day during office hours.

          During this experimental period such advertising would be at no cost to the pharmacy. The agreement is for a period of two months to provide sufficient time to measure results. The pharmacy assumes no responsibility for the maintenance of the television monitor. Up and Down Video, Inc. assumes full responsibility for the installation, maintenance and setting up of the advertising on the screen.

          Following the two month trial period parties would enter into an agreement to pay for such advertising as mutually agreed upon.



COMMUNITY MEDICAL PHARMACY


By: /MICHELLE FELLOWS/









UP AND DOWN VIDEO, INC.


By: /EUGENE HILL/


      Eugene Hill, President